

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 7, 2008

Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin
People's Republic of China 150060

   Re: **Harbin Electric, Inc.**
      Form 10-KSB for the year ended December 31, 2006
      Filed March 8, 2007
      File No. 001-33276

Dear Mr. Xu:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant